EXHIBIT 99.1

Brookfield and Fairfield Residential Close US$1 Billion U.S. Multifamily Value Add Fund

BROOKFIELD, NEWS, Sept. 05, 2018 (GLOBE NEWSWIRE) -- Brookfield Asset Management Inc. (“Brookfield”) (NYSE: BAM, TSX: BAM.A, Euronext: BAMA) and Fairfield Residential (“Fairfield”) announced today that they held the final close on Brookfield Fairfield U.S. Multifamily Value Add Fund III (“VAMF III” or “the Fund”), with aggregate equity commitments of $1 billion. This is the third multifamily fund managed by Brookfield and Fairfield, which seeks to invest in multifamily assets throughout the U.S. by acquiring and renovating existing apartments and engaging in ground-up development in select coastal markets.

Investors in the Fund are a diverse group of more than 25 institutional investors, including public and private pension plans, registered investment advisors, financial institutions, endowments and foundations and family offices. Brookfield Property Partners L.P. and Fairfield committed $330 million to the Fund, aligning their interests with those of the Fund’s investors.

Trey Stafford, Portfolio Manager at Fairfield, said, “We are grateful for the strong commitment and support we have received from our investors in raising our largest multifamily Fund ever. Today, the multifamily space has great market fundamentals alongside strong demographic trends that create a compelling opportunity for us to apply our fully integrated platform to generate and execute on multifamily investments.”

To date, the Fund has 16 investments closed or under contract throughout the east and west coast of the U.S. with almost $470 million of equity committed to those investments.

Brookfield Asset Management Inc. is a leading global alternative asset manager with over $285 billion in assets under management. The company has more than a 115-year history of owning and operating assets with a focus on real estate, renewable power, infrastructure and private equity. Brookfield offers a range of public and private investment products and services, and is co-listed on the New York, Toronto and Euronext stock exchanges under the symbol BAM, BAM.A and BAMA, respectively.

Fairfield Residential is a leading owner and operator of apartment communities throughout the U.S. We manage 43,000 units nationwide across luxury new construction and renovated apartment homes in urban and suburban neighborhoods and tax credit affordable housing properties. We offer a fully integrated national multifamily services platform providing development, construction, renovation, asset and property management, and acquisition and disposition services to our investors.

For more information, please visit our website at www.brookfield.com or contact:

Claire Holland Communications & Media Tel: (416) 369-8236 Email: claire.holland@brookfield.com	Linda Northwood Investor Relations Tel: (416) 359-8647 Email: linda.northwood@brookfield.com